Filed Pursuant to Rule 433

Registration Statement No. 333-137923

November 1, 2006

Issuer:	Northwest Pipe Company

Symbol:	NWPX

Exchange:	Nasdaq Global Select Market

Shares Offered:	1,700,000 shares of Common Stock

Over-Allotment Option:	255,000 shares of Common Stock

Public Offering Price Per Share:	$29.00

Underwriting Discounts and Commissions Per Share:	$1.667

Net Proceeds:	Northwest Pipe Company will receive net proceeds from this offering of approximately $46.1 million (approximately $53.0 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by Northwest Pipe Company.

Number of Shares of Common Stock Outstanding After the Offering (based on number of shares outstanding as of September 30, 2006):	8,568,720 (8,823,720 if the underwriters’ over-allotment option is exercised in full)

Trade Date:	November 2, 2006

Settlement Date:	November 7, 2006

Underwriters	Jefferies & Company, Inc. D.A. Davidson & Co.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. toll-free at 1-800-933-6656 or by faxing Jefferies & Company, Inc. at (212) 284-2208.